Exhibit 99.1

Luda Technology Group Limited Announces Pricing of $10 Million Initial Public Offering

Hong Kong, Feb. 26, 2025 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (“LUD” or the “Company”), a leading manufacturer and trader of stainless steel and carbon steel flanges and fittings products with an operation history of over 20 years, today announced the pricing of its firm commitment initial public offering of an aggregate 2,500,000 ordinary shares (the “Offering”). The Offering is priced at $4.00 per share (the “Offering Price”). All of the shares are being offered by the Company.

The shares are expected to begin trading on the NYSE American under the ticker symbol “LUD” on February 27, 2025. The Offering is expected to close on or about February 28, 2025, subject to the satisfaction of customary closing conditions.

The Company has granted the underwriter an option, exercisable for 45 days from the closing of this Offering to purchase up to an additional 375,000 ordinary shares at the Offering Price, representing 15% of the ordinary shares sold in the Offering (the “Over-allotment”).

Assuming that the Over-allotment is exercised, the Company is expected to receive gross proceeds amounting to $11.5 million, before deducting underwriting discounts and commissions and estimated offering expenses.

Revere Securities LLC (“Revere”), a full-service broker/dealer, acted as the primary underwriter for the Offering. Pacific Century Securities, LLC (“PCS”), a full-service broker/dealer, acted as the co-manager for the Offering. Loeb & Loeb LLP, CLKW Lawyers LLP in association with Michael Li & Co., China Commercial Law Firm and Conyers Dill & Pearman are acting as U.S., Hong Kong, PRC and Cayman Islands legal counsels to the Company, respectively. ZH CPA, LLC is acting as the reporting accountant of the Company. VCL Law LLP is acting as U.S. legal counsel to Revere and PCS for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-283680), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus related to the Offering may be obtained, when available, from Revere Securities LLC, 560 Lexington Ave 16th floor, New York, NY, 10022, by phone at +1 212 688 2350 or by email at syndicate@reveresecurities.com or Pacific Century Securities, LLC, 60-20 Woodside Avenue Ste 211, Queens, NY 11377, by phone at +1 212 970 8868 or by email at info@pcsecurities.us In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Luda Technology Group Limited Investor Relations Contact:

Unit H, 13/F, Kaiser Estate Phase 2,
47-53 Man Yue Street, Hung Hom, Kowloon,
Hong Kong SAR, China
Phone: (+852) 2994 8774
Email: ir@ludahk.com

Underwriters Inquiries:

Revere Securities LLC
560 Lexington Ave 16th floor, New York, NY, 10022
Phone: +1 212 688 2350
Email: syndicate@reveresecurities.com

Pacific Century Securities, LLC
Francis Ong, CEO – Investment Banking
60-20 Woodside Avenue Ste 211, Queens, NY 11377
Phone: +1 212 970 8868
Email: info@pcsecurities.us